September 9, 2019

Bonnie Yi Zhang
Chief Financial Officer
SINA Corporation
No. 8 SINA Plaza
Courtyard 10, the West Xibeiwang E. Road,
Haidian District, Beijing 100193
People's Republic of China

       Re: SINA Corporation
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-37361

Dear Ms. Zhang:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects
Results of Operations, page 90

1. On page 78 you disclose the factors directly affecting growth of your online advertising business including your ability to attract new advertisers and increase the average spending of existing advertisers. Please describe for us the metrics used to monitor monetization in managing your advertising business, such as your ability to attract and retain advertisers and advertisers' spending. In this regard, we note your disclosure on page 91 that portal advertising revenues were negatively impacted by a reduction of advertisement budget by SME customers and management statements in your fourth quarter 2018 earnings call that the growth of Weibo's key accounts advertising business was driven by continued growth in ARPA and expansion in your customer base. In your
 Bonnie Yi Zhang
SINA Corporation
September 9, 2019
Page 2
         response, please separately discuss portal and Weibo advertising revenues and tell us the number of advertising customers and average spending measure for each period presented.
         Refer to Item 5.A of Form 20-F and Part III.B of SEC Release No.
33-8350.
2. We note the significant increase in revenue sharing cost in 2018 included in cost of Weibo revenues, which you state is primarily related to your advertisement production and live streaming business. Please separately quantify the amount or percentage of revenue attributable to revenue sharing arrangements, if material. To the extent there are any trends in the proportion of revenue earned through such arrangements and/or the average revenue share ratios, include a discussion of such trends and the impact on your results of operations. In your response, please tell us the amount of revenue from revenue sharing arrangements presented on a gross basis and the related revenue sharing costs for each period presented, separately identifying Weibo and SINA portal advertising. For arrangements where revenue is presented on a net basis, tell us the amount gross revenue and the revenue share that was netted against revenues for each period presented. Refer to
         Item 5.A and 5.D of Form 20-F and Part III.B of SEC Release No.
33-8350.
Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue recognition, page F-14

3. Please describe for us the nature and terms of your revenue sharing arrangements related to advertising services. Tell us the specified good or service being provided to the customer and describe your consideration of the guidance in ASC 606-10-55-36 through
         55-40. If revenues recognized from revenue sharing arrangements are significant, disclose your related policy as well as the significant judgments and assumptions made in determining gross or net presentation of such revenues. In your response, please separately discuss Weibo and portal advertising revenue sharing arrangements. Refer to
         ASC 606-10-50-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney,
Staff Accountant, at (202) 551-3449 with any questions.



                                                              Sincerely,
FirstName LastNameBonnie Yi Zhang
                                                              Division of
Corporation Finance
Comapany NameSINA Corporation
                                                              Office of
Information Technologies
September 9, 2019 Page 2                                      and Services
FirstName LastName